Exhibit 99.10
Notice to ASX/LSE
Rio Tinto

Rio Tinto releases further details on tailings facilities

12 June 2019

Rio Tinto has today disclosed additional information in relation to its global tailings facilities at http://www.riotinto.com/tailings. The latest disclosure builds on the detailed information provided on each of the company’s global tailings facilities on 20 February 2019, when Rio Tinto also published its Group Procedure and its Standard for ‘Management of tailings and water storage facilities’, which was introduced in August 2015.

In line with the company’s commitment to disclose further detail over time, Rio Tinto has now provided additional information about the construction, management and monitoring of facilities, including independent reviews.

All Rio Tinto managed facilities are subject to three levels of governance and assurance:

•
First level of assurance takes place at the asset itself with the main tenets being effective facility design, comprehensive operational controls and regular reviews. Independent reviews of the operations must be conducted at least every two years.

•	Second level is assurance to the Rio Tinto Standard through periodic Business Conformance Audits and Technical Reviews, supported by Rio Tinto’s Surface Mining Centre of Excellence.

•	Third level of assurance is independent of site management and normally conducted by third parties.

All Rio Tinto managed facilities, whether active or inactive, have an external engineer of record or design engineer.

In order to align with guidance from the International Council on Mining & Metals (ICMM) some of the information previously disclosed has been updated. This includes limiting the status classifications of facilities to ‘active’, ‘inactive’ or ‘closed’, and ensuring the construction method specified describes the most recent type of embankment raise on the facility. In addition, following a comprehensive review of Rio Tinto’s global operations by the company’s technical teams, some facilities have been reclassified resulting in some tailings facilities being added to the list and others being removed.

All facilities have been given a hazard classification in accordance with the regulatory or industry body that oversees tailings in each region or jurisdiction. Hazard classifications are not a judgment on the condition of a facility or the likelihood of failure but on the potential consequence if there were to be a failure.

Full details of all Rio Tinto tailings and water storage facilities are available at www.riotinto.com/tailings.

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 (0) 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404